UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                       ANSWERTHINK CONSULTING GROUP, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                   036916 10 4
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                                 (CUSIP Number)


                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  036916  10  4                                       Page 2 of 9 Pages
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         Golder, Thoma, Cressey, Rauner Fund V, L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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                             5      SOLE VOTING POWER
                                    None (See Item 4)

         NUMBER OF           ---------------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY                 5,891,225 (See Item 4)
         OWNED BY
           EACH              ---------------------------------------------------
        REPORTING            7      SOLE DISPOSITIVE POWER
          PERSON                    None (See Item 4)
           WITH:
                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    5,891,225 (See Item 4)

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,891,225 (See Item 4)
--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [_]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         17.2%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP No.  036916  10  4                                       Page 3 of 9 Pages
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         GTCR V, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
                                    None (See Item 4)

         NUMBER OF           ---------------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY                 5,891,225 (See Item 4)
         OWNED BY
           EACH              ---------------------------------------------------
        REPORTING            7      SOLE DISPOSITIVE POWER
          PERSON                    None (See Item 4)
           WITH:
                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    5,891,225 (See Item 4)

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,891,225 (See Item 4)
--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [_]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         17.2%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP No.  036916  10  4                                       Page 4 of 9 Pages
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         GTCR Associates V
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
                                    None (See Item 4)

         NUMBER OF           ---------------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY                 5,891,225 (See Item 4)
         OWNED BY
           EACH              ---------------------------------------------------
        REPORTING            7      SOLE DISPOSITIVE POWER
          PERSON                    None (See Item 4)
           WITH:
                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    5,891,225 (See Item 4)

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,891,225 (See Item 4)
--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [_]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         17.2%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP No.  036916  10  4                                       Page 5 of 9 Pages
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         Golder, Thoma, Cressey, Rauner, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
                                    None (See Item 4)

         NUMBER OF           ---------------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY                 5,891,225 (See Item 4)
         OWNED BY
           EACH              ---------------------------------------------------
        REPORTING            7      SOLE DISPOSITIVE POWER
          PERSON                    None (See Item 4)
           WITH:
                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    5,891,225 (See Item 4)

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,891,225 (See Item 4)
--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [_]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         17.2%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  036916  10  4                                       Page 6 of 9 Pages

ITEM 1(A):        NAME OF ISSUER:

                  AnswerThink Consulting Group, Inc. (the "Company")

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1001 Brickell Bay Drive
                  Suite 3000
                  Miami, FL  33131

ITEM 2(A):        NAME OF PERSONS FILING:

                  This statement is filed jointly by each of the following persons pursuant to Rule 13d-(1) (k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Golder, Thoma, Cressey, Rauner Fund V, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock, (ii) GTCR V, L.P., a Delaware limited partnership ("GTCR V"), by virtue of it being the general partner of the Fund, (iii) GTCR Associates V, a Delaware general partnership, ("GTCR Associates V") by virtue of its direct beneficial ownership of Common Stock and (iv) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation ("GTCR Inc."), by virtue of its being the general partner of GTCR V and by virtue of its being the managing partner of GTCR Associates V. The Fund, GTCR V, GTCR Associates V and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

                  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Person agrees that this statement is filed on behalf of such Reporting Person.

                  The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) (3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

          (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of the Reporting Persons is 6100 Sears Tower, Chicago, Illinois, 60606-6402.

          (c)     CITIZENSHIP:

                  The Fund and GTCR V are limited partnerships organized under the laws of the State of Delaware. GTCR Associates is a general partnership existing under the laws of Delaware. GTCR Inc. is a corporation organized under the laws of Delaware.

          (d)     TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 per share ("Common Stock")

          (e)     CUSIP NUMBER:

                  036916  10  4

ITEM 3: CAPACITY IN WHICH PERSON IS FILING IF STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C):

                  This statement is filed pursuant to Rule 13d-1(c). As such, the listed alternatives are not applicable.

                                  SCHEDULE 13G

CUSIP No.  036916  10  4                                       Page 7 of 9 Pages

ITEM 4:           OWNERSHIP:

                  (a)      Amount Beneficially Owned:

                           As of December 31, 1998, the Fund was the registered owner of 5,880,956 shares of Common Stock or approximately 17.2% of the Common Stock outstanding as of December 31, 1998, assuming there were 34,157,692 shares of Common Stock outstanding as of such date (as set forth in the Company's Form 10-Q for the quarter ended September 30, 1998). As of December 31, 1998, GTCR Associates V was the registered owner of 10,269 shares of Common Stock or less than one percent of the Common Stock outstanding as of December 31, 1998, assuming there were 34,157,692 shares of Common Stock outstanding as of such date (as set forth in the Company's Form 10-Q for the quarter ended September 30, 1998). By virtue of the relationship between the Fund and GTCR V described in Item 2(a), GTCR V may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund and by GTCR Associates V, and, by virtue of the relationship between the Fund, GTCR V, GTCR Associates V and GTCR Inc. described in Item 2(a), GTCR Inc. may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the Shares of Common Stock beneficially owned by the Fund and by GTCR Associates V. GTCR V and GTCR Inc. disclaim beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by the Fund and by GTCR Associates
                           V. The filing of this statement by GTCR V and GTCR Inc. shall not be construed as an admission that either GTCR V or GTCR Inc. is, for the purposes
                           Section 13(d) or Section 13(g) of the Act, the beneficial owner of (or possesses the power to vote or direct the vote of) any securities covered by this statement.

                  (b)      Percent of class:

                           17.2%

                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    None (See Item 4(a))

                           (ii)     Shared power to vote or to direct the vote:

                                    5,891,225 (See Item 4(a))

                           (iii) Sole power to dispose or to direct the disposition of:

                                    None (See Item 4(a))

                           (iv) Shared power to dispose or to direct the disposition of:

                                    5,891,225 (See Item 4(a))

ITEM 5:           OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

                  If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following. [_]

ITEM 6:           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

                                  SCHEDULE 13G

CUSIP No.  036916  10  4                                       Page 8 of 9 Pages

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8:           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9:           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10:          CERTIFICATION

                  Not applicable.

                                    EXHIBITS

Exhibit I Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, dated as of February 13, 1999.

CUSIP No.  036916  10  4                                       Page 9 of 9 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1999      GOLDER, THOMA, CRESSEY, RAUNER FUND v, L.P.

                              By:      GTCR V, L.P., its General Partner

                              By:      GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                                         its General Partner

                              By:               /s/ WILLIAM C. KESSINGER
                                       -----------------------------------------
                              Name:    William C. Kessinger
                              Title:   Principal

                              GTCR V, L.P.

                              By:      GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                                         its General Partner

                              By:               /s/ WILLIAM C. KESSINGER
                                       -----------------------------------------
                              Name:    William C. Kessinger
                              Title:   Principal

                              GTCR Associates V

                              By:      GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                                         its General Partner

                              By:               /s/ WILLIAM C. KESSINGER
                                       -----------------------------------------
                              Name:    William C. Kessinger
                              Title:   Principal

                              GOLDER, THOMA, CRESSEY, RAUNER, INC.

                              By:               /s/ WILLIAM C. KESSINGER
                                       -----------------------------------------
                              Name:    William C. Kessinger
                              Title:   Principal

                                    EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------
   1              Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, dated as of February 13, 1999.